UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

SCHEDULE 13E-3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Truett-Hurst, Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

897871109

(CUSIP Number of Class of Securities)

Paul E. Dolan, III

President and Chief Executive Officer

Truett-Hurst, Inc.

125 Foss Creek Circle

Healdsburg, CA 95448

Telephone: (707) 431-4423

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David Makarechian

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,400,000.00	$290.88

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 1,000,000 shares of the Class A common stock, par value $0.001 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$290.88	Filing Party:	Truett-Hurst, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 14, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by Truett-Hurst, Inc., a Delaware corporation ("Truett-Hurst" or the "Company") on January 14, 2019. The Schedule TO relates to the offer by the Company to purchase up to 1,000,000 shares of its Class A common stock, $0.001 par value per share (the "Shares"), including Shares issued upon exchange of limited liability company interests of H.D.D., LLC (the “LLC” and such limited liability company interests, the “LLC Units”), at a price of $2.40 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2019 (together with any subsequent amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO and by this Amendment.

On February 14, 2019, the Company filed its Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 (the "Q2 10-Q"). This Amendment is made to amend and restate Item 10(a) (Financial Information) of the Schedule TO to incorporate by reference the Q2 10-Q and amend and supplement Section 10 of the Offer to Purchase to incorporate by reference the Q2 10-Q.

In addition, this Amendment amends and supplements the Schedule TO, the Offer to Purchase and the Letter of Transmittal to reflect certain supplemental disclosures and amendments to such documents in response to the comment letter received from the SEC on February 4, 2019.

All information in the Offer to Purchase is incorporated by reference in response to all of the items in this Schedule TO, and is supplemented only by those items specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 11 AND ITEM 13

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

1.	Item 10 of the Schedule TO is supplemented by amending subsection (a) as follows and adding the following subsection (c):

“(a) Financial Information:   The Company’s audited financial statements for the fiscal years ended June 30, 2017 and June 30, 2018 are incorporated herein by reference to the information in Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase, which incorporates by reference the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, filed with the SEC on October 15, 2018. The Company’s unaudited financial statements for the first fiscal quarter of the fiscal year ending June 30, 2019 are incorporated herein by reference to the information in Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase, which incorporates by reference the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018, filed with the SEC on November 20, 2018. The Company’s unaudited financial statements for the second fiscal quarter of the fiscal year ending June 30, 2019 are incorporated herein by reference to the information in Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase, which incorporates by reference the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018, filed with the SEC on February 14, 2019.”

“(c) Summary Information: The summary financial information set forth in Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase is incorporated herein by reference.”

2.	Section 10 of the Offer to Purchase is amended to replace the section entitled “Selected Historical Financial Information” on page 45 of the Offer to Purchase with the following:

“Selected Historical Financial Information. The information, including the financial statements, under Part II, Item 8 “Financial Statements and Supplementary Data” and Part IV, Item 15 “Exhibits and Financial Statement Schedules” in our Annual Report on Form 10-K for the year ended June 30, 2018, is incorporated herein by reference. In addition, the information, including the financial statements, under Part I, Item 1 “Financial Information” in our Quarterly Report on Form 10-Q for the first quarter of the year ending June 30, 2019 and in our Quarterly Report on Form 10-Q for the second quarter of the year ending June 30, 2019, are incorporated herein by reference.”

3.	Section 10 of the Offer to Purchase is amended to replace the second bullet point in the section entitled “Incorporation by Reference” on page 52 of the Offer to Purchase with the following:

“our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2017, December 31, 2017, March 31, 2018, September 30, 2018 and December 31, 2018; and”

4.	Section 10 of the Offer to Purchase is supplemented by adding the following immediately prior to the section entitled “Management Information” on page 50 of the Offer to Purchase:

“Summary Financial Information. The following tables set forth summary historical financial data for the Company as of and for the periods indicated. The summary historical consolidated financial data for each of the fiscal years ended June 30, 2017 and 2018 and as of and for the three months ended September 30, 2018 and six months ended December 31, 2018 are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in the Company's Annual Report on Form 10-K for each of the fiscal years ended June 30, 2017 and 2018, including the notes thereto, and the unaudited consolidated financial statements and other financial information contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2018, including the notes thereto. More comprehensive financial information is included in these reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to those reports and such other documents and all of the financial information and notes contained therein. Copies of those reports and other documents filed by the Company may be examined at or obtained from the SEC in the manner set forth below under Incorporation by Reference.

Truett-Hurst, Inc.

Summary Consolidated Financial Information

	Six Months Ended	Three Months Ended	Historical
	December 31,	September 30,	Years Ended June 30,
	2018	2018	2018	2017
	(in thousands)

Statement of operations data:
(Loss) income from operations	$(2,399)	$(747)	$106	$328
(Loss) income from continuing operations	(2,000)	(361)	1,968	1,213
Net income (loss) from Discontinued Operations	1,990	1,990	(3,049)	(1,417)
Net (loss) income attributable to Truett-Hurst, Inc. and H.D.D.LLC	(10)	1,629	(1,081)	(204)
Net (loss) income attributable to noncontrolling interest: H.D.D.LLC	(4)	653	(433)	(153)
Net (loss) income attributable to Truett-Hurst, Inc.	(6)	976	(648)	(51)
Net income(loss) per share, Basic & Diluted:
Continuing operations	(0.44)	(0.08)	0.44	0.28
Discontinued operations	0.44	0.44	(0.68)	(0.32)
Attributable to noncontrolling interest	0.00	0.14	0.10	0.03
Attributable to Truett-Hurst, Inc.	$0.00	$0.22	$(0.34)	$(0.07)

Balance sheet data (as of December 31, September 30, 2018 and FYE June 30, 2018 and 2017)

Current assets	$11,848	$13,564	$24,751	$23,829
Non-current assets	6,269	6,339	6,431	676
Total assets	18,117	19,903	31,182	24,505

Current liabilities	2,410	2,618	15,690	10,827
Non-current liabilities	44	48	52	3,065
Total liabilities	2,454	2,666	15,742	13,892
Noncontrolling interests	$5,204	$5,861	$5,208	$5,711

5.	Section 2 of the Offer to Purchase is supplemented by adding the following after the section entitled “Fairness Opinion of the Financial Advisor” on page 27 of the Offer to Purchase:

“Projections.

The Company’s management does not routinely disclose to the public markets long-term future financial projections. However, for purposes of evaluating the Offer, management prepared the following financial projections (the “Projections”). The Projections, a summary of which is provided below, were furnished to the Board and the special committee in connection with the Offer. The Projections were also provided to MHT for use and consideration in its financial analyses and in preparing its opinion to the special committee.

The Projections summarized below were prepared by, and are the responsibility of, management. The Projections were not prepared with a view toward public disclosure or toward compliance with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants. Neither BPM, LLP (“BPM”), the Company’s independent registered public accounting firm, nor any other independent registered public accounting firm, examined or performed any procedures with respect to the prospective financial information contained in the Projections and, accordingly, BPM does not express an opinion or any other form of assurance with respect thereto. BPM has not given advice or consultation in connection with the Offer. While the Projections summarized below were prepared in good faith by the Company’s management based on information available at the time of preparation, no assurances can be made regarding future events or that the assumptions made in preparing the Projections will accurately reflect future conditions. The summary of the Projections is not included in this Offer to Purchase to influence any decision of the stockholders and should not be relied upon for such purpose.

The Projections were prepared on a different basis, for a different purpose and at a different time than any other internal financial forecasts that Company management may prepare for its own use or for the use of the Company’s Board in evaluating the Company’s business.

The inclusion of the following Projections in this Offer to Purchase should not be regarded as an indication that management, or its advisors or other representatives, considered or consider the Projections to be a reliable or accurate prediction of future performance or events, and the summary projections set forth below should not be relied upon as such.

The Projections are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the Projections are based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company and management. Important factors that may affect actual results and cause the projected financial information not to be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including their ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change. While the Projections summarized below were prepared in good faith by the Company’s management based on information available at the time of preparation, no assurances can be made regarding future events or that the assumptions made in preparing the Projections will accurately reflect future conditions. Accordingly, actual results may differ materially from those contained in the summary of the Projections and there can be no assurance that the forecasted results will be realized.

All of these assumptions involve variables making them difficult to predict, and some are beyond the control of the Company. Although management believes that there was a reasonable basis for its projections and underlying assumptions, none of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation or can give any assurance to any stockholder, or any other person, regarding the ultimate performance of the Company compared to the summarized information set forth below or that any such results will be achieved. The projections are forward-looking statements and are subject to risks and uncertainties.

See “Cautionary Statement Regarding Forward-Looking Statements.”

In developing the Projections, management made material assumptions with respect to the Company for the periods set forth therein. The primary assumptions made by management in preparing the Projections included:

•	Demand for products in the wine industry will continue in line with historical performance and management’s expectations through the direct-to-consumer (DTC) business which consists of sales through our tasting rooms, wine clubs and our winery websites;

•	Successful implementation of the Company’s focus on DTC business, with the Company’s performance remaining flat in fiscal year 2019 and the revised strategy focusing on this business realizing cost savings and steady moderate growth (approximately 5% year over year) starting in fiscal year 2020;

•	Commencing with the 2018 vintage, there will be upward pressure on labor and material costs as well as fixed overhead costs and inflation, such that operating costs will increase in line with revenue increases during fiscal year 2021 while general and administrative expenses as a percentage of revenues decrease due to economies of scale;

•	Beginning in fiscal year 2020, receipt of annual royalty payments from the Royalty Payment Agreement entered into with Precept Brands LLC on August 13, 2018, assumed flat at $300,000 per year;

•	Expected investment in additional capital expenditures for facilities as well as maintenance and replacement of existing facilities and equipment, reflected at approximately $400,000 per year for each of the years presented and based on historical purchases and expected property improvements;

•	GAAP as in effect on the date of the Projections remaining consistent throughout the period;

•	Overall economy in key markets will remain stable and no material change in competition affecting the Company;

•	No material changes in the effective tax rate from historical levels;

•	No additional debt incurred beyond the Loan Agreement;

•	No material changes in the regulatory environment for the wine industry;

•	Marginal increased investment in marketing expenses (as reflected in operating expenses) to improve brand recognitions and competitiveness in marketplace;

•	Existing operational resources remaining adequate to support the business without the need for substantial additional operating expenses commencing fiscal year 2020; and

•	Consistent pricing levels over the period as a result of recent sales price increases.

The Projections set forth below were based on the Company’s projected results for the nine-month period ending June 30, 2019, and the fiscal years ending June 30, 2019 through June 30, 2023:

Accounts	FY2019	FY2020	FY2021	FY2022	FY2023
Assets
Current Assets
Checking/Savings	4,331,000	4,771,000	5,924,000	7,175,781	8,647,356
Accounts Receivable	258	258	258	258	258
Other Current Assets	171,324	171,324	171,324	171,324	171,324
Inventory	8,516,906	10,660,879	11,693,660	11,207,461	10,987,899
Total	13,019,488	15,603,461	17,789,242	18,554,823	19,806,836
Fixed Assets	5,979,656	5,708,985	5,438,315	5,199,767	4,928,277
Long Term Assets
Other Assets	246,104	193,899	141,694	96,226	44,307
Total	19,245,248	21,506,345	23,369,250	23,850,816	24,779,420

Liabilities and Equities
Liabilities
Current Liabilities
Accounts Payable	167,725	557,676	581,346	581,346	581,346
Credit Cards	-	-	-	-	-
Line of Credit	-	-	-	-	-
Other Current Liabilities	558,613	558,613	525,280	525,280	525,280
Total	726,338	1,116,289	1,106,626	1,106,626	1,106,626
Long Term Liabilities
Long Term Liabilities
Deferred Rent	-	-	-	-	-
Related Party Notes	-	-	-	-	-
Bank Loans	4,458,049	4,369,596	4,275,552	4,176,598	4,072,061
Notes Payable	-	-	-	-	-
Lease Liability	47,683	47,683	-	-	-
Total	4,505,732	4,417,279	4,275,552	4,176,598	4,072,061
Total	4,505,732	4,417,279	4,275,552	4,176,598	4,072,061
Total	5,232,069	5,533,568	5,382,178	5,283,224	5,178,687
Equity	14,013,179	15,972,777	17,987,073	18,567,592	19,600,733
Total	19,245,248	21,506,345	23,369,250	23,850,816	24,779,420

Accounts	FY2019	FY2020	FY2021	FY2022	FY2023
Income
Revenue
Revenue
Total	8,233,173	6,549,990	6,930,649	7,265,793	7,617,695
Intercompany Revenue	0
Other Sales Income
Total	396,903	676,630	691,744	702,138	713,051
Total	8,630,075	7,226,619	7,622,393	7,967,931	8,330,746
Total	8,630,075	7,226,619	7,622,393	7,967,931	8,330,746

Cost of Goods Sold	4,179,116	2,644,097	3,357,032	3,730,591	3,901,810

Gross Profit	4,450,959	4,582,522	4,265,360	4,237,340	4,428,937
Gross Margin %	51.6%	63.4%	56.0%	53.2%	53.2%

Net Growth Rate		-16%	5%	5%	5%
Discount Rate	23%	27.7%	27.7%	27.8%	27.8%

Expense
Total	7,370,364	3,937,010	3,730,974	3,792,840	3,855,058
Total	7,370,364	3,937,010	3,730,974	3,792,840	3,855,058

Net Income	-799,278	259,454	278,702	194,493	329,869
Net Income %	-9.3%	3.6%	3.7%	2.4%	4.0%

EBIT	-569,563	520,512	534,387	444,500	573,879
Deprec & Amort P&L	213,035	209,405	209,405	209,405	209,405
Deprec & Amort BS Custom	670,398	714,000	714,000	714,000	714,000
EBITDA	313,870	1,443,917	1,457,791	1,367,905	1,497,283
EBITDA %	3.6%	20.0%	19.1%	17.2%	18.0%
EBITDA Adjusted for Stock Comp	363,698	1,443,917	1,457,791	1,367,905	1,497,283

Deprec & Amort BS from Assumptions	476,000	714,000	714,000	714,000	714,000

In its fairness analysis, MHT and management revised the Projections to reflect the following assumptions:

•	27.98% corporate tax rate

•	Historical and projected EBITDA was adjusted to exclude extraordinary and non-recurring expenses. Specifically:

o	Gains from discontinued operations were subtracted from EBITDA (losses added back)

o	Losses from discontinued operations were added back to EBITDA (gains subtracted)

o	One-time transaction success fees and settlement fees were added back to EBITDA

o	One-time gain on insurance settlement was subtracted from EBITDA

o	Gain on lease terminations was subtracted from EBITDA

The Projections as revised by MHT and management were included in the presentation materials provided to the special committee and are included below:

TRUETT-HURST SUMMARY HISTORICAL AND PROJECTED INCOME STATEMENT

	Years-Ended 06/30						Years-Ended 06/30
USD Actuals	Historical Performance(1)		YTD Performance	3 Months Ended(1)	LTM(1)	Q2 - Q4(2)	Company Projections, Provided 12/2018
	2017A	2018A	9/30/2017	9/30/2018	9/30/2018	2019P	2019P	2020P	2021P	2022P	2023P
Net Sales	$5,960,000	$6,471,000	$1,409,000	$1,597,000	$6,659,000	$4,975,326	$6,572,326	$6,926,619	$7,322,393	$7,667,931	$8,030,746
% Growth		8.6%		13.3%			1.6%	5.4%	5.7%	4.7%	4.7%

COGS	2,153,000	2,502,000	675,000	501,000	2,328,000	1,924,012	2,425,012	2,644,097	3,357,032	3,730,591	3,901,810

Gross Profit	$3,807,000	$3,969,000	$734,000	$1,096,000	$4,331,000	$3,051,315	$4,147,315	$4,282,522	$3,965,360	$3,937,340	$4,128,937
% Margin	63.9%	61.3%	52.1%	68.6%	65.0%	61.3%	63.1%	61.8%	54.2%	51.3%	51.4%

Operating Expense(3)	3,479,000	3,863,000	1,446,000	1,843,000	4,260,000	4,712,970	6,555,970	3,937,010	3,730,974	3,792,840	3,855,058

Operating Income	$328,000	$106,000	$(712,000)	$(747,000)	$71,000	$(1,661,656)	(2,408,656)	$345,512	$234,387	$144,500	$273,879

Interest	(81,000)	(102,000)	(110,000)	(68,000)	(60,000)	(157,395)	(225,395)	(261,058)	(255,684)	(250,007)	(244,010)
One-Time Gain on Insurance Settlement	–	1,879,000	–	469,000	2,348,000	–	469,000	–	–	–	–
Gain on Lease Termination	844,000	–	–	–	–	–	–	–	–	–	–
One-Time Costs (Tender, Kevin Shaw Settlement)	–	–	–	–	–	(625,000)	(625,000)	(125,000)	–	–	–
Other	124,000	87,000	(6,000)	(15,000)	78,000	3,916	(11,084)	–	–	–	–
Total Other Income (Expense)	887,000	1,864,000	(116,000)	386,000	2,366,000	(778,479)	(392,479)	(386,058)	(255,684)	(250,007)	(244,010)

Earnings From Operations Before Taxes	1,215,000	1,970,000	(828,000)	(361,000)	2,437,000	(2,440,135)	(2,801,135)	(40,546)	(21,298)	(105,507)	29,869

Plus: Royalty Revenue	–	–	–	–	–	–	–	300,000	300,000	300,000	300,000

Earnings From Operations and Royalties Before Taxes	1,215,000	1,970,000	(828,000)	(361,000)	2,437,000	(2,440,135)	(2,801,135)	259,454	278,702	194,493	329,869

Income Tax Expense(4)	2,000	2,000	–	–	2,000	–	–	72,595	77,981	54,419	92,297

Net Income from Continuing Operations and Royalties	1,213,000	1,968,000	(828,000)	(361,000)	2,435,000	(2,440,135)	(2,801,135)	186,859	200,721	140,074	237,572

Gross Profit from Discontinued Operations	3,415,000	3,814,000	1,313,000	304,000	2,805,000	–	304,000	–	–	–	–
Less: SG&A from Discontinued Operations	4,473,000	6,377,000	778,000	872,000	6,471,000	–	872,000	–	–	–	–
Less: Interest Expense from Discontinued Operations	250,000	373,000	–	–	373,000	–	–	–	–	–	–
Less: Depreciation and Amortization from Discontinued Operations	81,000	85,000	–	–	85,000	–	–	–	–	–	–
Less: Other Expense from Discontinued Operations	28,000	28,000	–	–	28,000	–	–	–	–	–	–
Income (loss) from Discontinued Operations	(1,417,000)	(3,049,000)	535,000	(568,000)	(4,152,000)	–	(568,000)	–	–	–	–
Gain on the Sale of Discontinued Operations	–	–	–	2,558,000	2,558,000	–	2,558,000	–	–	–	–
Net Income from Discontinued Operations	(1,417,000)	(3,049,000)	535,000	1,990,000	(1,594,000)	–	1,990,000	–	–	–	–

Net Income	(204,000)	(1,081,000)	(293,000)	1,629,000	841,000	(2,440,135)	(811,135)	186,859	200,721	140,074	237,572
% Margin	(3.4)%	(16.7)%	(20.8)%	102.0%	12.6%	(49.0)%	(12.3)%	2.7%	2.7%	1.8%	3.0%

Plus: Interest Expense(5)	331,000	475,000	110,000	68,000	433,000	157,395	225,395	261,058	255,684	250,007	244,010
Plus: Income Tax Expense	2,000	2,000	–	–	2,000	–	–	72,595	77,981	54,419	92,297
Plus: Depreciation and Amortization(6)	905,000	1,014,000	213,000	224,000	1,025,000	686,799	910,799	923,405	923,405	923,405	923,405
EBITDA	$1,034,000	$410,000	$30,000	$1,921,000	$2,301,000	$(1,595,941)	$325,059	$1,443,917	$1,457,791	$1,367,905	$1,497,283

Plus: Loss (Gain) from Discontinued Operations(7)	1,086,000	2,591,000	(535,000)	(1,990,000)	1,136,000	–	(1,990,000)	–	–	–	–
Plus: Loss (Gain) on Disposition of Assets	62,000	16,000	(22,000)	46,000	84,000		46,000	–	–	–	–
Plus: One Time Success Fees / Kevin Shaw Settlement Fees	–	–	–	–	–	625,000	625,000	125,000	–	–	–
Less: One-Time Gain on Insurance Settlement	–	1,879,000	–	469,000	2,348,000	–	469,000	–	–	–	–
Less: Gain on Lease Termination	844,000	–	–	–	–	–	–	–	–	–	–
Adjusted EBITDA	$1,338,000	$1,138,000	$(527,000)	$(492,000)	$1,173,000	$(970,941)	$(1,462,941)	$1,568,917	$1,457,791	$1,367,905	$1,497,283
% Margin	22.4%	17.6%	(37.4)%	(30.8)%	17.6%	(19.5)%	(22.3)%	22.7%	19.9%	17.8%	18.6%

Capital Expenditures	(709,000)	(1,824,000)	(519,000)	(92,000)	(1,397,000)	(308,000)	(400,000)	(400,000)	(400,000)	(400,000)	(400,000)
% Revenue	(11.9)%	(28.62)%	(36.8)%	(5.8)%	(21.0)%	(6.2)%	(6.1)%	(5.8)%	(5.5)%	(5.2)%	(5.0)%

TRUETT-HURST HISTORICAL AND PROJECTED BALANCE SHEET ($ IN THOUSANDS)

		As of June 30,(2)
	Sep-18(1)	2019P	2020P	2021P	2022P	2023P

ASSETS
Current Assets:
Cash & Cash Equivalents	$5,554	$4,331	$4,771	$5,924	$7,176	$8,647
Accounts Receivable	918	0	0	0	0	0
Inventory	6,162	8,517	10,661	11,694	11,207	10,988
Other Current Assets(3)	930	171	171	171	171	171
Total Current Assets	$13,564	$13,019	$15,603	$17,789	$18,555	$19,807
Non-Current Assets:
Net PP&E	$6,233	$5,980	$5,709	$5,438	$5,200	$4,928
Other Non-Current Assets(4)	$106	$246	$194	$142	$96	$44
Total Non-Current Assets	6,339	6,226	5,903	5,580	5,296	4,973
Total Assets	$19,903	$19,245	$21,506	$23,369	$23,851	$24,779

LIABILITIES
Current Liabilities:
Accounts Payable	$692	$168	$558	$581	$581	$581
Accrued Expenses	1,552	–	–	–	–	–
Other Current Liabilities(5)	363	559	559	525	525	525
Total Current Liabilities	$2,607	$726	$1,116	$1,107	$1,107	$1,107
Debt (Incl. Current Portion)
Bank Loans	–	$4,458	$4,370	$4,276	$4,177	$4,072
Capitalized Lease Obligations	59	48	48	-	–	–
Total Debt	$59	$4,506	$4,417	$4,276	$4,177	$4,072
Other Non-Current Liabilities
Other Non-Current Liabilities	–	–	–	–	–	–
Total Other Non-Current Liabilities	–	–	–	–	–	–
Total Liabilities	$2,666	$5,232	$5,534	$5,382	$5,283	$5,179

EQUITY
Common Equity	22,560	N/A	N/A	N/A	N/A	N/A
Retained Earnings	(5,323)	N/A	N/A	N/A	N/A	N/A
Total Equity	17,237	14,013	15,973	17,987	18,568	19,601

Total Liabilities & Equity	$19,903	$19,245	$21,506	$23,369	$23,851	$24,779

(1)	Balance sheet as of 9/30/2018 retrieved from Truett-Hurst Q1 2019 10Q filing

(2)	Projected balance sheet per Truett-Hurst Management

(3)	Includes current assets from discontinued operations as of September 30, 2018

(4)	Includes net intangible assets as of September 30, 2018

(5)	Includes current liabilities from discontinued operations as of September 30, 2018

Non-GAAP Financial Measures (as presented in the tables above)

The Projections include the financial measures EBITDA and Adjusted EBITDA , which are not GAAP measures and are not intended to be used in lieu of GAAP measures. These non-GAAP financial measures have important limitations as analytical tools because they exclude some, but not all, items that affect the most directly comparable GAAP financial measures. Additionally, because such non-GAAP measures may be defined differently by other companies in Truett-Hurst’s industry, the definition of such non-GAAP measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. The measures presented do not represent all items that affect comparability between the periods presented. Variations in operating results are also caused by changes in volumes, prices, exchange rates, mechanical interruptions and numerous other factors. These types of variances are not separately identified in this presentation.

These non-GAAP measures are defined as follows:

•	EBITDA is defined as net income plus income tax expense, interest expense, and depreciation expense.

•	Adjusted EBITDA is defined as EBITDA plus (i) adjustments related to material transaction or those that are unusual in nature and infrequent.

The definitions of these terms and the presentation of the associated measures are believed to be useful to external users of the Company’s financial statements, such as industry analysts, investors, lenders, and rating agencies, to:

•	describe the Company’s expectation of forecasted earnings;

•	assess the Company’s operating performance as compared to comparable companies in the industry, without regard to historical cost basis or, in the case of EBITDA, financing methods;

•	assess the ability of the Company’s business to generate sufficient cash to support the decision to make distributions to the Company’s stockholders;

•	assess the Company’s ability to incur and service debt and fund capital expenditures; and

•	assess the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

The presentation of EBITDA is believed to provide useful information to investors in assessing the Company’s financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities.

Reconciliations of forward-looking non-GAAP financial measures to comparable GAAP measures are not available because certain information needed to make a reasonable forward-looking estimate is difficult to estimate and dependent on future events which may be uncertain or outside of the Company’s control, including with respect to unknown financing terms, acquisition timing, unanticipated acquisition costs, negotiation of acquisition terms, and other potential variables. Accordingly, a reconciliation is not available without unreasonable effort.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROSPECTIVE FINANCIAL INFORMATION WAS PREPARED OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

6.	Section 2 of the Offer to Purchase is supplemented by adding the following after the first paragraph in the section entitled “Fairness of the Offer” on page 20 of the Offer to Purchase:

“The Board, based on the recommendation of the special committee, reasonably believes that the Offer, taken as a whole, is procedurally and substantively fair to the Company’s unaffiliated stockholders, including both those who tender their Shares (including Shares issuable upon exchange of LLC Units tendered for exchange) and receive payment and those who continue to hold Shares after the Offer. In making this determination, the Board expressly adopted the analysis and conclusions of the special committee.”

7.	Section 2 of the Offer to Purchase is supplemented by adding the following after the fourth paragraph in the section entitled “Fairness of the Offer - Conclusions of the Special Committee” on page 22 of the Offer to Purchase:

“In evaluating the Offer and reaching its determination as to the fairness of the Offer, the special committee considered the factors set forth above, including historical market prices of the Shares.  The special committee did not consider liquidation value as a factor because the special committee believed that liquidation value was not a material indicator of the value of the Company.  In addition, the special committee also did not consider net book value in determining the fairness of the Offer because of its belief that net book value is not a material indicator of the value of the Company as a going concern but is rather indicative of historical acquisition costs and therefore not a relevant measure in determining the fairness of the Offer.  Finally, the special committee did not seek to determine a going concern value for the Shares to determine the fairness of the Offer, as the special committee believed that the trading price of the Shares at any given time represent the best available indicator of the Company’s going concern value at that time so long as the trading price at that time is not impacted by speculation regarding the likelihood of a potential transaction.  The special committee was not aware of any firm offer for a merger, sale of all or substantially all of the Company’s assets or a purchase of a controlling amount of the Shares having been received from anyone other than as disclosed in the Company’s reports filed with the SEC in the two years preceding the Offer.”

8.	Section 2 of the Offer to Purchase is supplemented by revising the third bullet point of the sixth paragraph in the section entitled “Fairness Opinion of the Financial Advisor” on page 23 of the Offer to Purchase:

“Review certain information relating to the Company’s historical, current and future operations, financial condition and prospects made available to MHT by the Company, including financial projections prepared by management of the Company for the nine-month period ending June 30, 2019, and the fiscal years ending June 30, 2019 through June 30, 2023, which projections are set forth in this Section 2;

9.	Section 2 of the Offer to Purchase is supplemented by amending and restating the subsections entitled “Analysis of Selected Publicly Traded Companies,” “Analysis of Selected Precedent Transactions,” “Discounted Cash Flow Analysis” and “Premiums Paid Analysis,” in the section entitled “Fairness Opinion of the Financial Advisor” on pages 25 and 26 of the Offer to Purchase, as follows:

“Analysis of Selected Publicly Traded Companies. MHT compared certain financial information and commonly used valuation measurements for the Company to corresponding information and measurements for a group of publicly traded wine producers: Andrew Peller Limited, Viña San Pedro Tarapacá S.A., Crimson Wine Group, Ltd., Bodegas Esmeralda S.A., Australian Vintage Ltd, Masi Agricola S.p.A., Italian Wine Brands S.p.A., Foley Family Wines Limited, and Willamette Valley Vineyards, Inc. Such financial information and valuation measurements included, among other things, (i) equity valuation; (ii) share price, (iii) stock price performance, and (iv) ratios of common equity market value as adjusted for debt and cash (“Enterprise Value” or “EV”) to revenues, gross profit, and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the last twelve months of publicly available data (“LTM”). To calculate the trading multiples for the Company and the selected companies, MHT used publicly available information concerning historical and projected financial performance and reviewed the selected public companies taken as a group. MHT also used the Company management’s prospective financial information to evaluate the Company in comparison to peers. As of January 2, 2019, the median EV/ LTM Revenue for the selected companies was 2.0x while the Company’s Shares trade at 1.3x. The median EV/EBITDA for the selected companies was 10.5x while the Company’s Shares trade at 7.2x as of January 2, 2019. In the foregoing calculations, MHT arrived at a per share range of $2.32 - $2.49. This price range was calculated using a low and high EBITDA multiple range of 95% and 105% of the calculated median EBITDA multiple and dividing the implied equity value by the number of shares outstanding, calculated using the treasury stock method. None of the selected companies utilized as a comparison is identical to the Company. Accordingly, MHT believes the analysis of publicly traded comparable companies is not simply mathematical. MHT identified many factors that provide a significant difference between the Company and the comparable companies, including but not limited to, size, geography, and product mix. Given the complex and subjective considerations and qualitative judgments, MHT concluded the trading metrics against comparable companies is consistent with market factors.”

“Analysis of Selected Precedent Transactions. MHT reviewed the financial terms, to the extent publicly available, of selected mergers and acquisition transactions completed in recent history and then calculated various financial multiples based on certain publicly available information for each of the selected transactions. MHT evaluated all wineries and vineyards which underwent a minority acquisition (less than 50% stake), in North America, South America, Europe, and the Middle East over the five-year period ended January 2, 2019 for companies with market capitalizations between $25 million and $1 billion. In evaluating the M&A transaction analyses, MHT identified three relevant transactions: the acquisition of Viña San Pedro Tarapacá S.A. by CCU Inversiones S.A., the acquisition of Bodegas Bilbaínas, S.A. by Ducde, S.A., and the acquisition of Barkan Wine Cellars Ltd. by Tempo Beverages Ltd. The median EV/LTM Revenue multiple for the selected transaction targets was 2.0x while the Company’s Shares trade at 1.3x, and the median EV/LTM EBITDA multiple was 8.9x while the Company’s Shares trade at 7.2x as of January 2, 2019. With respect to the foregoing, MHT arrived at a per share range of $2.09 - $2.23. This price range was calculated using a low and high EBITDA multiple range of 95% and 105% of the calculated median EBITDA multiple and dividing the implied equity value by the number of shares outstanding, calculated using the treasury stock method.”

“Discounted Cash Flow Analysis. MHT performed a discounted cash flow (“DCF”) analysis of the Company based on prospective financial information provided by the Company’s management through 2023. This prospective financial information included royalty payments generated by the sale of the wholesale business in August 2018, which MHT projected to grow at 3% annually from 2023 through 2028, per Management guidance. MHT also incorporated a 27.98% corporate tax rate to the projections, per management guidance. For 2019 and 2020, projected EBITDA was also adjusted to exclude certain extraordinary and non-recurring expenses, including (i) gains from discontinued operations; (ii) losses from discontinued operations; (iii) one-time transaction success fees and legal settlement fees; (iv) gain on insurance settlement; and (v) gain on lease terminations. MHT assumed that the prospective financial statements which it examined were reasonably prepared by the management of the Company on bases reflecting the best then-currently available estimates and good faith judgments of such management as to the future performance of the Company. MHT noted, however, that the prospective financial statements were based on numerous assumptions made by the Company’s management, as set forth in the projections in Section 2, and that there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

Based on these assumptions, MHT calculated the discounted cash flow values for the Company as the sum of the net present values of (i) the estimated levered free cash flows that the Company will generate for the fiscal years ending June 30, 2019, through 2023, plus (ii) the terminal value of the Company at the end of such period. The terminal values of the Company were calculated based on the perpetuity growth methods. MHT used discount rates based on its judgment of the estimated weighted average cost of capital (“WACC”) of the Company, calculated by using the unlevered betas of the previously mentioned public company comparable companies. The publicly traded company betas represent five-year equity betas, unlevered per each company’s debt value at par. MHT then used the treasury stock method to determine each company’s diluted shares outstanding. Given the fact that none of the comparable companies are identical to the Company, MHT used the Company’s size, liquidity, and other market factors to calculate, to the best of its ability, the appropriate beta for Truett-Hurst. Per further components of the WACC calculation, MHT used a risk free rate that reflects the U.S. 10-year Treasury rate as of January 2, 2019, a market risk premium that was retrieved from Duff & Phelps cost of capital navigator (Historical Long-Term Risk Free Rate, 1926 - Present), a size risk premium that was retrieved from Duff & Phelps cost of capital navigator (U.S. Market Cap Decile 10Z, Market Cap between 2.53m - 87.6m), a cost of debt that reflects the interest rate of current capital leases for Truett-Hurst as of September 30, 2018, and Truett-Hurst’s capital structure as of September 30, 2018, Based on these analyses, MHT determined that a WACC of 15.7% was appropriate and fair for the DCF analysis.

In the DCF calculation, MHT arrived at a per share range of $0.44 - $0.49 using a WACC range of 14.7% to 16.7% and a perpetual growth rate of 1.5% to 3.5%. The perpetual growth rate range is based on an assumed perpetual growth rate of 2.46% which reflects the last twelve month U.S. inflation as of April 2018, per StatBureau.org. Further, the price per share range was calculated using the implied equity value divided by the fully-diluted share count, the latter of which was calculated using the treasury stock method. MHT believes the application of the discounted cash flow analysis is not simply mathematical. Rather, it involves complex and subjective considerations and qualitative judgments, as referenced in MHT’s opinion.”

“Premiums Paid Analysis. MHT also conducted premiums paid analysis over three time periods: 1 day prior, 1 month prior and 90 days prior. The transactions were screened to gather minority stake (less than 50% ownership) mergers and acquisitions in North America and Europe under $100 million, within the last five years. Two different sets of data were collected, one for consumer discretionary or consumer staples companies and another for all companies. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account conditions during the period of time during which the selected transactions occurred. The resulting analysis displayed premiums associated with consumer companies of 0.83%, 2.78% and 0.05% for the share prices 1 day prior, 1 month prior and 90 days prior to the transaction, respectively, as of January 2, 2019. The premiums associated with all deals are 0.14%, 1.46% and 0.02% for the share prices 1 day prior, 1 month prior and 90 days prior to the transaction, respectively, as of January 2, 2019. Applying the premiums above to the Company’s Share price 1 day prior to close results in a share Price of $1.95 for consumer transactions and $1.93 for all transactions, using the Share price 1 month prior to close results in a Share price of $2.07 for consumer transactions and $2.04 for all transactions, and using the Share price 90 days prior to close results in a Share price of $1.94 for consumer transactions and $1.94 for all transactions. Accordingly, MHT arrived at a per share range of $1.93 - $2.07 in this analysis.”

10.	Section 2 of the Offer to Purchase is supplemented by revising the twentieth paragraph in the section entitled “Fairness Opinion of the Financial Advisor” on page 26 of the Offer to Purchase:

“In performing its analyses, MHT made numerous assumptions with respect to industry performance, general business and economic conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. Such assumptions include, without limitation, (i) that macroeconomic conditions will remain stable, both in the U.S. and globally; (ii) that no major changes occur in U.S. policy, laws and regulations applicable to the wine industry; (iii) that product demand and gross margins in the wine industry remain stable; and (iv) that no new developments occur that materially impact the wine industry generally, or the Company specifically. The analyses performed by MHT are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by MHT with respect to its opinion. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. MHT’s opinion and presentation was only one of the factors that the special committee took into consideration in making its determination to approve the Offer.”

11.	Item 13 of the Schedule TO is hereby amended and supplemented by adding the following in the section entitled Schedule 13E-3, Item 16. Exhibits:

Exhibit (a)(5)(iii)	Press Release, dated February 14, 2019.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit (a)(5)(iii)	Press Release, dated February 14, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

TRUETT-HURST, INC.

Dated: February 14, 2019	By:	/s Paul E. Dolan, III
		Name:	Paul E. Dolan, III
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(i)	*	Offer to Purchase, dated January 14, 2019.

(a)(1)(ii)	*	Letter of Transmittal.

(a)(1)(iii)	*	Notice of Guaranteed Delivery.

(a)(1)(iv)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)		Not applicable.

(a)(3)		Not applicable.

(a)(4)		Not applicable.

(a)(5)(i)	*	Press Release, dated January 14, 2019.

(a)(5)(ii)	*	Press Release, dated February 11, 2019.

(a)(5)(iii)		Press Release, dated February 14, 2019.

(b)		Not applicable.

(c)(1)	*	Fairness Opinion of MHT Securities L.P., dated as of January 3, 2019 to the Special Committee of the Board of Directors of the Company.

(c)(2)	*	Presentation of MHT Securities L.P., dated January 3, 2019 to the Special Committee of the Board of Directors of the Company.

(d)(1)	*	2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 submitted to the SEC on March 11, 2013).

(d)(2)	*	Exchange Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K submitted to the SEC on June 25, 2013).

(d)(3)	*	Tax Receivable Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc., H.D.D. LLC and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K submitted to the SEC on June 25, 2013).

(d)(4)	*	Registration Rights Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Report on Form 8-K submitted to the SEC on June 25, 2013).

(d)(5)	*	Third Amended and Restated Operating Agreement of H.D.D. LLC, dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K submitted to the SEC on June 25, 2013).

(f)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

* Previously filed.